Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a - 16 or 15d - 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update - Routine announcements in the period to 20 September 2021

17 September 2021 National Grid plc ('National Grid' or 'Company') Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the purchase of securities on behalf of a PDMR. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Martha B. Wyrsch 2 Reason for the notification a) Position/status Non-executive Director b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depositary Shares US 6362744095 b) Nature of the transaction Purchase of National Grid plc securities c) Price(s) and volume(s) Price(s) Volume(s) USD 66.68 5,000 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2021.09.16 f) Place of the transaction Outside a trading venue

8 September 2021 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3459 16 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2021.09.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Jonathan Butterworth 2 Reason for the notification a) Position/status President, UK Gas Transmission b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3459 16 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2021.09.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Interim Chief Strategy and External Affairs Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3459 13 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2021.09.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.3459 16 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2021.09.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status President, UK Networks b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s)

GBP 9.3459 16 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.09.07 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name David Wright 2 Reason for the notification a) Position/status Group Chief Engineer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s)

Price(s) Volume(s) GBP 9.3459 13 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.09.07 f) Place of the transaction London Stock Exchange (XLON)

6 September 2021 National Grid plc ('National Grid' or 'Company') Notification of Transaction of Persons Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the National Grid US Employee Stock Purchase Plan (‘ESPP’) monthly purchase on behalf of a PDMR. The relevant FCA notification is set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Monthly purchase of securities under the National Grid US Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $55.526214 34.398167 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.09.01 f) Place of the transaction Outside a trading venue

2 September 2021 National Grid plc ('National Grid' or 'Company') Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to dividend reinvestment on behalf of a PDMR’s closely associate person (‘CAP’). In accordance with MAR the relevant FCA notification is set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Sara Wright 2 Reason for the notification a) Position/status CAP of David Wright, Group Chief Engineer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) under an ISA c) Price(s) and volume(s) Price(s) Volume(s) £9.4788 102 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.26 f) Place of the transaction London Stock Exchange (XLON)

1 September 2021 National Grid plc ('National Grid' or 'Company') Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to dividend reinvestment on behalf of a PDMR. In accordance with MAR the relevant FCA notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) under an ISA c) Price(s) and volume(s) Price(s) Volume(s) £9.4788 228 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.26 f) Place of the transaction London Stock Exchange (XLON)

1 September 2021 National Grid plc ('National Grid' or 'Company') Voting Rights and Capital Update National Grid's registered capital as at 31 August 2021 consisted of 3,876,279,349 ordinary shares, of which, 259,371,719 were held as treasury shares; leaving a balance of 3,616,907,630 shares with voting rights. The figure of 3,616,907,630 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Megan Barnes Head of Company Secretariat

1 September 2021 National Grid plc Publication of Final Terms The following final terms have been approved by the Financial Conduct Authority and are available for viewing: Final Terms in relation to the National Grid plc issues of (i) EUR 850,000,000 0.25 per cent. Instruments due 01 September 2028 and (ii) EUR 650,000,000 0.75 per cent. Instruments due 01 September 2033, each under the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme To view the full documents, please paste the following URL into the address bar of your browser: http://www.rns-pdf.londonstockexchange.com/rns/3845K_2-2021-9-1.pdf http://www.rns-pdf.londonstockexchange.com/rns/3845K_1-2021-9-1.pdf A copy of each of the above Final Terms has been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism For further information, please contact: Kwok Liu +44 (0) 7900 405 729 (m) Deputy Treasurer, Funding & Investment National Grid plc Surinder Sian +44 (0) 7812 485 153 (m) Corporate Communications National Grid plc DISCLAIMER - INTENDED ADDRESSEES Please note that the information contained in each Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme dated 16 August 2021) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in each Final Terms you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein. Your right to access this service is conditional upon complying with the above requirement.

25 August 2021 National Grid plc ('National Grid' or 'Company') Director/PDMR Shareholding - Amendment The following amendment has been made to the Director/PDMR Shareholding announcement released on 20 August 2021 at 17.16 under RNS No 3795J. Volume of Ordinary shares acquired by Mr Jonathan Butterworth under the Share Incentive Plan has been amended from “89” to “213”. The change arises due to an administrative error in the reporting of the number of shares acquired. All other details remain unchanged. The full corrected announcement is set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the Share Incentive Plan. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.6654 115 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Jonathan Butterworth 2 Reason for the notification a) Position/status President, UK Gas Transmission b) Initial notification /Amendment Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the Share Incentive Plan. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.6654 213 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.70876 917 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.19 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the Lattice AESOP.

c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.6654 89 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mrs Anne Dawson 2 Reason for the notification a) Position/status CAP of Jonathan Dawson, Non-executive Director b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01

b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.1586 1,522 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Doyle 2 Reason for the notification a) Position/status Chief People and Culture Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.70876 174 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.19 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Badar Khan 2 Reason for the notification a) Position/status President, US b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depositary Shares US 6362744095 b) Nature of the transaction Sale of National Grid plc securities c) Price(s) and volume(s) Price(s) Volume(s) USD 66.82 13,000 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction Outside a trading venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc

b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the Share Incentive Plan. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.6654 170 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status President, UK Networks b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.70876 6,625 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.19 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name David Wright 2 Reason for the notification a) Position/status Group Chief Engineer b) Initial notification /Amendment Initial notification

3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the Share Incentive Plan. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.6654 143 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s)

Price(s) Volume(s) GBP 9.1586 45 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.70876 938 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.19 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Sara Wright 2 Reason for the notification a) Position/status CAP of David Wright, Group Chief Engineer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.1586 354 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON)

20 August 2021 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) and Closely Associated Persons (CAPs) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the National Grid final dividend scrip alternative, dividend reinvestment under the National Grid Share Incentive Plan (‘SIP’), dividend reinvestment under the Lattice All Employee Share Ownership Plan (‘Lattice AESOP’), dividend reinvestment and a sale of securities on behalf of PDMRs and CAPs. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the Share Incentive Plan. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.6654 115 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Jonathan Butterworth 2 Reason for the notification a) Position/status President, UK Gas Transmission b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the Share Incentive Plan. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.6654 89 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.70876 917 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.19 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01

b) Nature of the transaction Acquisition of securities (“dividend shares”) under the Lattice AESOP. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.6654 89 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mrs Anne Dawson 2 Reason for the notification a) Position/status CAP of Jonathan Dawson, Non-executive Director b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01

b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.1586 1,522 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Doyle 2 Reason for the notification a) Position/status Chief People and Culture Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.70876 174 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.19 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Badar Khan 2 Reason for the notification a) Position/status President, US b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704

4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depositary Shares US 6362744095 b) Nature of the transaction Sale of National Grid plc securities c) Price(s) and volume(s) Price(s) Volume(s) USD 66.82 13,000 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction Outside a trading venue 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc

b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the Share Incentive Plan. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.6654 170 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status President, UK Networks b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.70876 6,625 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.19 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name David Wright 2 Reason for the notification a) Position/status Group Chief Engineer b) Initial notification /Amendment Initial notification

3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend shares”) under the Share Incentive Plan. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.6654 143 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s)

Price(s) Volume(s) GBP 9.1586 45 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON) 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities (“dividend reinvestment”) c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.70876 938 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.19 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name Sara Wright 2 Reason for the notification a) Position/status CAP of David Wright, Group Chief Engineer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme. c) Price(s) and volume(s) Price(s) Volume(s) GBP 9.1586 354 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.08.18 f) Place of the transaction London Stock Exchange (XLON)